Exhibit 99.1

Zhongchao Inc. Announces 1-for-10 Share Consolidation

Shanghai, China, February 27, 2024 /PRNewswire/ -- Zhongchao Inc. (NASDAQ: ZCMD) (“Zhongchao” or the “Company”), a platform-based internet technology company offering services for patients with cancer and other major diseases, today announced that an extraordinary general meeting of shareholders held on Tuesday, February 20, 2024, approved the proposed 1-for-10 share consolidation of the Company’s ordinary shares of US$0.0001 par value each (the “Share Consolidation”).

Beginning with the opening of trading on February 29, 2024, the Company’s Class A ordinary shares will begin trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “ZCMD”, but under a new CUSIP number of G9897X115. The objective of the Share Consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on the Nasdaq Capital Market.

Upon the effectiveness of the Share Consolidation, every ten (10) Class A Ordinary Shares with a par value of US$0.0001 each will be consolidated into one (1) Class A Ordinary Share with a par value of US$0.001 each, and every ten (10) Class B Ordinary Shares with a par value of US$0.0001 each will be consolidated into one (1) Class B Ordinary Share with a par value of US$0.001 each. No fractional shares will be issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number. The Share Consolidation affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares. The Share Consolidation was approved by the Company’s board of directors on January 9, 2024 and its shareholders on February 20, 2024.

About Zhongchao Inc.

Zhongchao Inc. is an offshore holding company incorporated in the Cayman Islands. It consolidates the financial results of a variable interest entity, Zhongchao Medical Technology (Shanghai) Limited, and its subsidiaries (the “PRC operating entities”) through a series of contractual arrangements. Zhongchao Inc. is a platform-based internet technology company offering services to patients with oncology and other major diseases. The PRC operating entities provide online healthcare information, professional training and educational services to healthcare professionals under their “MDMOOC” platform (www.mdmooc.org), offer patient management services in the professional field of tumor and rare diseases through Zhongxin, offer internet healthcare services through Zhixun Internet Hospital, and pharmaceutical services through Xinjiang Medical and operate an online information platform, Sunshine Health Forums, to general public. More information about the Company can be found at its investor relations website at http://izcmd.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the professional training and educational services market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC, the length and severity of the recent coronavirus outbreak, including its impacts across our business and operations. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company: Pei Xu, CFO

Email: xupei@mdmooc.org

Phone: +86 13901629242

Investor Relations: Sherry Zheng

Weitian Group LLC

Email: shunyu.zheng@weitian-ir.com

Phone: +1 718-213-7386